SIENA HOLDINGS, INC.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   RULE 13e-3
                                 AMENDMENT NO. 2
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Siena Holdings, Inc.
                                (Name of Issuer)

                              Siena Holdings, Inc.
                                John P. Kneafsey
                       (Names of Persons Filing Statement)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   826 203 101
                      (CUSIP Number of Class of Securities)

                                 W. Joseph Dryer
                                    President
                              Siena Holdings, Inc.
                        5068 W. Plano Parkway, Suite 300
                                 Plano, TX 75093
                                 (972) 381-4255
  Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing
                                    persons)

                                    Copy To:

                            Kevin M. O'Connell, Esq.
                    O'Connell & Co./Hong Kong & Washington DC
                          818 Connecticut Avenue N. W.
                              Washington, DC 20006
                                 (202) 296-0350

This statement is filed in connection with (check the appropriate box):

      a     |X|   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

      b     |_|   The filing of a registration statement under the Securities
                  Act of 1933.

      c     |_|   A tender offer.

      d     |_|   None of the above.


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

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

      Transaction valuation*                  Amount of filing fee**
      $  3,525,000.00                         $  705.00

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $ 1,500.00      Filing Party: Siena Holdings, Inc.
      Form or Registration No.: 0000060150    Date Filed:


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                                  INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Siena Holdings, Inc. (Siena) and by John P. Kneafsey, Siena's Chairman of the Board and Chief Executive Officer.

The purpose of the Amendment No. 2 to Schedule 13E-3 is to report that the Reverse Stock Split and related Amendment were approved by the shareholders of Siena at a Special Meeting of shareholders of Siena held on November 10, 2003. As a result of the Reverse Stock Split, shareholder will receive one share of New Common Stock in exchange for every 500,000 shares of Existing Common Stock that they currently own. Since no new certificates representing fractional shares will be issued, each shareholder owning less than 500,000 shares of Existing Common Stock, or who would otherwise receive fractional shares as a result of the Reverse Stock Split, will receive in exchange for each share of Existing Common Stock cash in the amount of $1.41 per share. The Reverse Stock Split and related cash purchase by the Company of fractional shares resulting from the Reverse Stock Split is proposed to take the Company private.

As a result of this transaction, the shares of Siena Holdings, Inc. will be delisted from and will no longer trade on the OTC Bulletin Board and will be deregistered with the Securities and Exchange Commission.

The following responses and cross-references are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement where information required to be disclosed herein may be located. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.


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

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1.     Summary Term Sheet

            The Information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.     Subject Company Information

            (a)   Name and Address

                  The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

            (b)   Securities

                  The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Voting Procedures and Revocability of Proxies" is incorporated herein by reference.

            (c)   Trading Market and Price

                  The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC -- Price Range Common Stock and Dividends" is incorporated herein by reference.

            (d)   Dividends

                  The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Price Range of Common Stock and Dividends" is incorporated herein by reference.

            (e)   Prior Public Offerings

                  The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

            (f)   Prior Stock Purchases

                  The Company has not purchased any subject securities during the past two years.

Item 3.     Identities and Backgrounds of Filing Persons

            The filing person is Siena Holdings, Inc. The subject company is Siena Holdings, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the Proxy Statement under the caption "INFORMATION ABOUT Siena Holdings, Inc. -- Current Directors and Executive Officers."


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

Item 4.     Terms of the Transaction

            (a)   Material Terms

                  The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

                  The foregoing is hereby supplemented by the following information: At the Special Meeting, the Reverse Stock Split and the related Amendment were approved by the shareholders of Existing Common Stock, in person or by proxy, representing 5,401,102 shares of Existing Common Stock, which was approximately 90% of the votes entitled to be cast by the holders of issued and outstanding shares of the Existing Common Stock as of the record date of the Special Meeting.

            (c)   Different Terms

                  None.

            (d)   Appraisal Rights

                  The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Appraisal Rights is incorporated herein by reference.

            (e)   Provisions For Unaffiliated Security Holders

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (f)   Eligibility For Listing or Trading

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

            (a)   Transactions

                  Not applicable.

            (b)   Significant Corporate Events

                  Not applicable.

            (c)   Negotiations or Contacts

                  Not applicable.

            (e)   Agreements Regarding the Subject Company's Securities

                  Not applicable.


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

Item 6.     Purposes of the Transaction and Plans or Proposals

            (a)   Use of Securities Acquired

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is herein incorporated by reference.

            (b)   (1) - (8) Plans

                  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS" and "PROPOSAL NO. 1 REVERSE STOCK SPLIT" is herein incorporated by reference.

Item 7.     Purposes, Alternatives, Reasons and Effects in a Going Private
            Transaction

            (a)   Purposes

                  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Purpose and Reasons for the Reverse Stock Split" is herein incorporated by reference.

            (b)   Alternatives

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

            (c)   Reasons

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Purpose and Reasons for the Reverse Stock Split" is herein incorporated by reference.

            (d)   Effects

                  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" and "SPECIAL FACTORS -- Federal Income Tax Consequences" is herein incorporated by reference.

Item 8.     Fairness of the Going Private Transaction

            (a)   Fairness

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is herein incorporated by reference.

            (b)   Factors Considered in Determining Fairness


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

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

            (c)   Approval of Security Holders

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Vote Required" is herein incorporated by reference.

                  The foregoing is hereby supplemented by the following information: At the Special Meeting, the Reverse Stock Split and the related Amendment were approved by the shareholders of Existing Common Stock, in person or by proxy, representing 5,401,102 shares of Existing Common Stock, which was approximately 90% of the votes entitled to be cast by the holders of issued and outstanding shares of the Existing Common Stock as of the record date of the Special Meeting.

            (d)   Unaffiliated Representative

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (e)   Approval of Directors

                  The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "SPECIAL FACTORS -- Background" is herein incorporated by reference.

            (f)   Other Offers

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

Item 9.     Reports, Opinions, Appraisals and Negotiations

            (a) - (c)   The information set forth in the Proxy Statement under
                        the caption "SPECIAL FACTORS -- Opinionof Charenton
                        Advisors" is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration

            (a)   Source of Funds

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

            (b)   Conditions

                  Not applicable.


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

            (c)   Expenses

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

            (d)   Borrowed Funds

                  Not applicable.

Item 11.    Interest in Securities of the Subject Company

            (a)   Securities Ownership

                  The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Ownership of Voting Securities of the Company" is incorporated herein by reference.

            (b)   Securities Transactions

Item 12.    The Solicitation or Recommendation

            (d)   Intent to Tender or Vote in a Going-Private Transaction

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (e)   Recommendations of Others

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13.    Financial Statements

            (a) The financial information in the Company's Annual Report on Form 10-K for the year ended June 30, 2002 and the Company's Form 10-Q for the quarter ended March 31, 2003 are incorporated herein by reference.

            (b)   Pro Forma Information

                  The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is herein incorporated by reference.


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

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

            The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Persons Making the Solicitation" is incorporated herein by reference.

Item 15.    Additional Information

            The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.    Exhibits.

            (a)(1) The Definitive Proxy Statement, including all appendices thereto (filed electronically by EDGAR with the Securities and Exchange Commission on September 30,
                        2003) is incorporated herein by reference.

            (a)(2) Press Release dated September 4, 2003 (filed on Form 8K filed electronically by EDGAR with the Securities and Exchange Commission on September 4, 2003) is incorporated herein by reference.

            (a)(3) Current Report dated October 1, 2003 filed on Form 8K filed electronically by EDGAR with the Securities and Exchange Commission on October 1, 2003) is incorporated herein by reference.

            (a)(4) Press Release dated November 10, 2003 (filed on Form 13E-3 filed electronically by EDGAR with the Securities and Exchange Commission on November 10, 2003) is incorporated herein by reference.

            (c)(1) The Opinion of Charenton Advisors, including all Exhibits thereto (filed as Appendix B to the Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 30,
                       2003) is incorporated herein by reference.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2003

                                           SIENA HOLDINGS, INC.


                                           By: /s/ W. Joseph Dryer

                                               W. Joseph Dryer
                                               President of Siena Holdings, Inc.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2003


                                               /s/ John P. Kneafsey


                                               John P. Kneafsey


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